SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

02028149

March 05, 2002.
Our ref.: 054/2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

02 APR -1 AM 8:15

Re: Companhia Suzano de Papel e Celulose
Rule 12g3-2(b) Exemption
File n°. 82-3550

SUPPL

Ladies and Gentlemen

We are sending you two copies of the Notice to the Shareholders of this company, published in Gazeta Mercantil newspaper on February 27, 2002, referring to the public offer for the acquisition of preferred shares issued by Bahia Sul Celulose S.A..

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Very truly yours,

Adhemar Magon
Vice President and Investor Relations Director

4/1

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10º andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

File nº 82-3550

Annex A to Letter to the SEC
Dated March 05, 2002, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Notice to the Shareholders
Date February 26, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. nº. 60.651.726/0001-16

NOTICE TO THE SHAREHOLDERS

COMPANHIA SUZANO DE PAPEL E CELULOSE (CSPC), in the capacity of controlling shareholder of **BAHIA SUL CELULOSE S.A. (BS)**, in accordance with the provisions set forth in the article 5th of the CVM Instruction No. 229/95, (with the wording given by CVM Instruction No. 357/01) hereby informs the shareholders of **BS** that it will submit to the *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Comission) a request for making a public offer for the acquisition of preferred shares issued by **BS**, at the purchase price, per thousand (1,000) preferred shares issued by **BS**, of six hundred and forty-six reais, forty-three cents (R$ 646,43) that corresponds to the economic value of these shares, according to the economic-financial evaluation prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A. The price referred to, for the acquisition of the preferred shares issued by **BS,** will be paid to its shareholders, who accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, to be approved by an Extraordinary General Meeting to be convened. These shares shall be entitled to the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**. The credit corresponding to the selling price of 1,000 preferred shares issued by **BS,** shall entitle the person that accepts the offer, to subscribe preferred shares issued by **CSPC,** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio applied for substitution of the preferred shares issued by **BS** held by those who accept the public offer to be made to them, for the preferred shares issued by **CSPC,** was based on the comparison between the economic value of the shares issued by **BS** and the value assessed, utilizing the same criterion, for the shares issued by **CSPC**, according to the economic-financial evaluation studies prepared, also independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A.

São Paulo, February 26, 2002.

ADHEMAR MAGON
VICE-PRESIDENT AND INVESTOR RELATIONS OFFICER

NoticeAcquis.SharesBS-Feb.26-02

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. n°. 60.651.726/0001-16

NOTICE TO THE SHAREHOLDERS

COMPANHIA SUZANO DE PAPEL E CELULOSE (CSPC), in the capacity of controlling shareholder of **BAHIA SUL CELULOSE S.A. (BS)**, in accordance with the provisions set forth in the article 5th of the CVM Instruction No. 229/95, (with the wording given by CVM Instruction No. 357/01) hereby informs the shareholders of **BS** that it will submit to the *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Comission) a request for making a public offer for the acquisition of preferred shares issued by **BS**, at the purchase price, per thousand (1,000) preferred shares issued by **BS**, of six hundred and forty-six reais, forty-three cents (R$ 646,43) that corresponds to the economic value of these shares, according to the economic-financial evaluation prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A. The price referred to, for the acquisition of the preferred shares issued by **BS,** will be paid to its shareholders, who accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, to be approved by an Extraordinary General Meeting to be convened. These shares shall be entitled to the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**. The credit corresponding to the selling price of 1,000 preferred shares issued by **BS,** shall entitle the person that accepts the offer, to subscribe preferred shares issued by **CSPC,** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio applied for substitution of the preferred shares issued by **BS** held by those who accept the public offer to be made to them, for the preferred shares issued by **CSPC,** was based on the comparison between the economic value of the shares issued by **BS** and the value assessed, utilizing the same criterion, for the shares issued by **CSPC**, according to the economic-financial evaluation studies prepared, also independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A.

São Paulo, February 26, 2002.

ADHEMAR MAGON
VICE-PRESIDENT AND INVESTOR RELATIONS OFFICER

NoticeAcquis.SharesBS-Feb.26-02